SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 12)

DESTINATION XL GROUP, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

25065K104

(CUSIP Number)

Glenn Krevlin

600 Fifth Avenue, 11th Floor

New York, New York 10020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE notes).

CUSIP No. 25065K104	13D/A	Page 2 of 7 Pages

(1)	NAME OF REPORTING PERSON Glenn J. Krevlin
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* AF, PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 4,104,751 (See Item 4)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 4,104,751 (See Item 4)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,104,751 (See Item 4)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.35% (See Item 4)
(14)	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value (the “Common Stock”), of Destination XL Group, Inc. (the “Company”). The principal executive office of the Company is located at 555 Turnpike Street, Canton, Massachusetts 02021.

All information contained in this Schedule 13D is, after reasonable inquiry and to the best of Mr. Krevlin’s knowledge and belief, true, complete and correct as of the date of this Schedule 13D.

Item 2.	Identity and Background.

(a) This statement is being filed by Glenn J. Krevlin.

(b) The principal business address of Mr. Krevlin is 600 Fifth Avenue, 11th Floor, New York, New York.

(c) The principal business of Mr. Krevlin is to manage personal investments.

(d) Mr. Krevlin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Krevlin has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Krevlin’s place of citizenship is the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described under Item 4 below, the decrease in percentage of the Company’s securities held by Mr. Krevlin occurred as a result of the winding down of certain funds previously managed by Mr. Krevlin and entities controlled by Mr. Krevlin. In connection with the winding down of such funds, the shares of Common Stock of the Company were distributed to the members of the funds, including to entities controlled by Mr. Krevlin and to members of Mr. Krevlin’s family, over whose accounts Mr. Krevlin has sole voting and dispositive control. In addition, the decrease in percentage of the Company’s securities held by Mr. Krevlin occurred as a result of the termination of a relationship by which an entity controlled by Mr. Krevlin acted as investment manager for certain third party accounts. Previously, 1,413,361 shares of Common Stock were held in such third party managed accounts. Furthermore, Mr. Krevlin sold 539,720 shares of Common Stock prior to the winding down of the funds that previously owned the Common Stock and purchased, through an entity controlled by Mr. Krevlin, 37,284 shares of Common Stock using personal funds in the open market in the last 60 days.

Item 4.	Purpose of Transaction.

Mr. Krevlin acquired the Common Stock based on Mr. Krevlin’s belief that such an investment represented an attractive investment opportunity. Mr. Krevlin may purchase additional securities, if Mr. Krevlin deems that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet its investment objectives.

During 2018, various funds managed and advised by entities controlled by Mr. Krevlin, including Glenhill Capital Overseas Master Fund, LP, were wound down. The assets of such funds were distributed to its members, including to entities controlled by Mr. Krevlin and to members of Mr. Krevlin’s family, over whose accounts Mr. Krevlin has sole voting and dispositive control. Following the completion of such distributions, the termination of the relationship with third party managed accounts and the open market transactions described in Item 3 above, Mr. Krevlin has sole voting and dispositive control over 4,104,751 of Common Stock and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Plans or Proposals of the Reporting Person

On September 11, 2018, Mr. Krevlin sent to the Board of Directors of the Company the letter attached as Exhibit 1 hereto. In the letter, Mr. Krevlin indicated his interest in joining the Board of Directors of the Company and his concern with respect to the search for a new CEO of the Company.

Except as set forth above, Mr. Krevlin has no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s memorandum and articles of association and instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Krevlin owns 4,104,751 shares of Common Stock, which constitute approximately 8.35% of the Company’s Common Stock.

(b) Mr. Krevlin has sole power to vote and sole power to dispose or direct the disposition of the Common Stock reported by Mr. Krevlin.

(c) Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Common Stock within the past 60 days of the date hereof by Mr. Krevlin.

(d) No person(s) other than Mr. Krevlin and the entities and accounts over which he has sole voting and dispositive control is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Krevlin.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between Mr. Krevlin and any other person, with respect to the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Letter to the Board of Directors of Destination XL Group, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2018

/s/ Glenn J. Krevlin
Glenn J. Krevlin